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                                  EXHIBIT 99.26


Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Appoints Dr. Keh-Shew Lu to Board of Directors

Westlake Village, California, June 12, 2001 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, electronics and automotive industries, today announced that it has named Dr. Keh-Shew Lu to its Board of Directors.

Dr. Lu has been Senior Vice President of Texas Instruments and manager of its Worldwide Mixed-Signal Products -- Semiconductor Group since June 1998. His areas of expertise include the mixed-signal portion of Texas Instrument's digital signal processing solutions, display solutions, and mixed-signal wireless communications.

Dr. Lu began his career with Texas Instruments in 1974 and rose through the ranks, holding a number of technical and managerial positions within the Semiconductor Group. Prior to his appointment as Senior Vice President in 1998, he had been President of Texas Instruments Asia, where he was responsible for all of Texas Instruments' activities in Asia, excluding Japan. Dr. Lu holds a bachelor's degree in engineering from National Cheng Kung University in Taiwan and a master's degree and doctorate in electrical engineering from Texas Tech University.

C.H. Chen, President and CEO of Diodes, Inc., commented, "We are very pleased to have Dr. Lu join Diodes' Board of Directors. He brings a vast knowledge of the semiconductor industry and sharp strategic thinking honed by decades of experience. We believe he will be of great value in assisting Diodes in its future growth."

Dr. Lu will replace David Lin, who has stepped down from Diodes' Board of Directors so as to join the Board of the Lite-On Group. "We appreciate the contribution of David Lin who had served as a director of Diodes since 1991 and as President and CEO from 1993 to 1997," Chen concluded.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Source: Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.



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